SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 25, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

25 May 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 23 May 2021, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

PARTIAL VESTING ON 23 MAY 2021 OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 23 May 2019. One third of the shares vested on 23 May 2020, a further third vested on 23 May 2021 and the final third will vest on 23 May 2022. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Conditional Share Award granted on 23 May 2019 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2021 - 05 - 24
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Myra Eskes (President APAC Region)	PDMR	15.6325	8,566 (of which 0 were sold and 8,566 retained)	N/A Single Transaction	26,898.32816 ordinary shares	0.00304%
Simon Fraser (President Advanced Wound Management)	PDMR	15.6325	2,599 (of which 636 were sold and 1,963 retained)	N/A Single Transaction	10,578.56333 ordinary shares	0.00120%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 25, 2021

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary